Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated October 3, 2013

Relating to Preliminary Prospectus dated September 23, 2013

Registration Statement No. 333-189350

OCI PARTNERS LP

PRICING TERM SHEET

This free writing prospectus relates to the common units representing limited partner interests of OCI Partners LP described in its Registration Statement on Form S-1 (File No. 333-189350) and should be read together with the Preliminary Prospectus (the “Preliminary Prospectus”) included in Amendment No. 4 to the Registration Statement, as filed with the Securities and Exchange Commission (the “SEC”) on September 23, 2013 (as so amended, the “Registration Statement”).

Terms of the Initial Public Offering

Common units offered by us	17,500,000

Option to purchase additional common units from us	2,625,000

Initial public offering price	$18.00 per common unit

Trade date	October 4, 2013

Expected closing date	October 9, 2013

Net proceeds to us	We estimate that the net proceeds to us from this offering, after deducting the underwriting discount, structuring fees and the estimated offering expenses payable by us, will be approximately $291.3 million. If the underwriters exercise their option to purchase up to 2,625,000 additional common units in full, the additional net proceeds would be approximately $44.3 million.

Directed Unit Program	At our request, the underwriters have reserved for sale, at the initial public offering price, approximately 9% of the common units offered by the prospectus for sale to some of our general partner’s directors, officers, employees, business associates and related persons. If these persons purchase reserved common units, this will reduce the number of common units available for sale to the general public. Any reserved common units which are not so purchased will be offered by the underwriters to the general public on the same terms as the other common units offered by the prospectus.

WE HAVE FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS WE HAVE FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT US AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, OCI PARTNERS LP, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CONTACTING: BOFA MERRILL LYNCH AT 866-500-5408; BARCLAYS AT (888) 603-5847; OR CITIGROUP AT (800) 831-9146.